UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number: 333-156475

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FINISAR CORPORATION 401(K) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FINISAR CORPORATION
1389 Moffett Park Drive
Sunnyvale, California 94089

Finisar Corporation
401(k) Profit Sharing Plan
Financial Statements and Supplemental Schedule
As of December 31, 2016 and 2015 and for the Year Ended December 31, 2016

* Schedules other than listed above have been omitted because they are not applicable or are not required by 29 CFR2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Finisar Corporation
401(k) Profit Sharing Plan
Sunnyvale, California
We have audited the accompanying statements of net assets available for benefits of the Finisar Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

San Jose, California
June 23, 2017

Finisar Corporation
401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
As of December 31, 2016 and 2015

	December 31,
	2016	2015
Assets:
Investments at fair value	$108,797,002	$98,967,580
Investment at contract value	26,878,300	19,085,183
Other assets	—	95

Notes receivable from participants	981,524	1,108,888
Employer contribution receivable	2,687,532	—
Total receivables	3,669,056	1,108,888
Total assets	139,344,358	119,161,746
Net assets available for benefits	$139,344,358	$119,161,746
See Accompanying Notes to Financial Statements

Finisar Corporation
401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2016

Additions to net assets attributed to:
Investment income:
Dividend income	$710,719
Interest income	696,828
Net appreciation in fair value of investments	10,169,081
Total investment income	11,576,628
Interest income on notes receivable from participants	43,806
Contributions:
Participants	9,294,313
Rollovers	1,707,943
Employer	2,694,131
Total contributions	13,696,387
Total additions, net	25,316,821
Deductions from net assets attributed to:
Withdrawals and distributions	5,036,817
Administrative expenses	97,392
Total deductions	5,134,209
Net increase in net assets	20,182,612

Net assets available for benefits at beginning of year	119,161,746
Net assets available for benefits at end of year	$139,344,358
See Accompanying Notes to Financial Statements

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2016

NOTE 1 - DESCRIPTION OF PLAN

General - The following description of the Finisar Corporation 401(k) Profit Sharing Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established on January 1, 1996, by Finisar Corporation (the "Company" or "Plan Administrator") covering all eligible employees of the Company and affiliated entities as defined in the Plan agreement. The Plan Administrator believes that the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan was amended and restated effective January 1, 2016, to comply with recent updates in regulatory requirements, including the Pension Protection Act. There were no other significant changes to the Plan provisions.

Administration - The Company has contracted with Prudential Trust Company ("Prudential") to act as the trustee, custodian and to process and maintain the records of participant data. An Administrative Committee ("the Committee") manages and monitors the operations of the Plan.

Eligibility - Employees over the age of 18, as defined in the Plan agreement, are eligible to participate in the Plan and can enter into the Plan on the first day of each Plan year quarter.

Participant Contributions - Each year, participants may contribute up to the maximum allowed by law, not to exceed 20% of eligible pre-tax annual compensation, as defined in the Plan agreement. Participants who are fifty years or older by the end of a calendar year can elect to make additional contributions (called "catch-up contributions") to the Plan, not to exceed the maximum allowed by law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may also make Roth contributions to the Plan.

Employer Contributions - The Company may make discretionary matching contributions and/or discretionary profit sharing contributions as determined by the Board of Directors. The Company may make the matching contributions in shares of Finisar common stock in lieu of cash. A participant must be employed on the last day of the final pay period of the Plan year to be eligible for a discretionary matching contribution. In addition, matching contributions will be made on account of participants who incur a severance from employment during the plan year due to death, disability or a Company initiated reduction in workforce. In 2016, the Company matched 50% of each eligible participant's annual elective deferrals up to 6% of eligible compensation. Catch-up contributions are not matched. The matching contribution consisted of 85,040 shares of the Company's common stock and cash paid for fractional shares, for a total contribution of $2,687,532.

Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's discretionary matching contribution, if any, the Company's discretionary profit sharing contribution, if any, Plan earnings or losses, forfeitures, if any, and Plan expenses as applicable to the Plan. Plan earnings and losses are allocated based on participant investment choices. Allocation of the Company's discretionary profit sharing contribution is based on participant compensation and is further limited to certain employment requirements. Allocation of the Company's discretionary matching

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements - (Continued)
December 31, 2016

contribution is based on participant contributions, or eligible employee compensation, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Certain investment fees are charged by Prudential, and are included in investment income and losses and charged to participant accounts. Participants should refer to the funds' prospectuses for further information on these fees.

Vesting - Participants are fully vested in their contribution amounts, rollover contributions amounts and earnings thereon. Participants vest in the employer discretionary contributions at a rate of 25% per year of credited service and are fully vested after four years of credited service. Participants become fully vested in the event of death, disability, retirement and Plan termination.

Forfeitures - Forfeited nonvested accounts can be used to restore previously forfeited account balances of rehired participants, and any remaining amount, at the discretion of the Administrative Committee, can be used to pay Plan expenses and/or to be applied to the Company's matching and/or profit sharing contribution. If forfeitures are not utilized, they will be allocated to participants based on participants' compensation. The amount of unallocated forfeitures as of December 31, 2016 and 2015 amounted to $16,504 and $6,598, respectively. No forfeitures were utilized to pay Plan expenses in 2016 and $6,598 of forfeitures were allocated to participants in 2016. Forfeitures allocated to participants are included in employer contributions on the statement of changes in net assets available for benefits.

Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The notes receivable from participants ("notes receivable") are secured by the vested balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates at December 31, 2016 range from 4.25% to 4.50%. Principal and interest is paid ratably through payroll deductions. Notes receivable must be repaid within a five-year period, unless the proceeds are used for the purchase of a principal residence in which case the maximum repayment period may be up to ten years. Only one outstanding note receivable per participant is allowed at one time. The specific terms and conditions of such notes receivables are established by the Plan Administrator.

Payment of Benefits - Distributions from the Plan may only be made after specific events have occurred. Participants are eligible for a distribution upon termination of employment, death, disability or retirement, and are paid in accordance with Plan provisions. Participants may be eligible to receive distributions up to their vested account balances in the case of financial hardship. Participants are allowed to receive in-service distributions upon attaining age 59 1/2. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $1,000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Reclassifications - The Plan has reclassified certain amounts in the 2015 financial statements to conform to current year presentation. Such reclassifications had no effect on previously reported results of net assets available for benefits.

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements - (Continued)
December 31, 2016

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Investments of the Plan are reported at fair value as determined by Prudential, except for the fully benefit-responsive investment contract, which is reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.

Administrative Expenses - Substantially all expenses incurred for administering the Plan are paid by the Plan. Administrative expenses recorded in the Plan represent record keeping fees, trust fees, investment advisor fees and accounting fees. Loan fees are deducted directly from the participant’s accounts and are included in administrative expenses.

Payment of Benefits - Benefits are recorded when paid.

Subsequent Events - The Plan has evaluated subsequent events through June 23, 2017, the date the financial statements were available to be issued.

NOTE 3 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities, including the Company's common stock. Investment securities are exposed to various risks such as interest rate, market fluctuations, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 4 - FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements - (Continued)
December 31, 2016

lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end based on closing market prices. Mutual funds held by the Plan are open-end mutual funds that are registered with Securities and Exchange Commission and are deemed to be actively traded.

Common stock: Valued at closing market price at year end.

Pooled Separate Accounts: Valued at the NAV of units held by the Plan at year end based on closing market prices used to value the underlying investments. The pooled separate accounts invest primarily in US equity securities, international equities and cash and are measured using quoted prices in active markets.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the Plan's investments by level, within the fair value hierarchy:

	Assets as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds	$64,271,091	$—	$—	$64,271,091
Company Stock	9,580,253	—	—	9,580,253
Pooled Separate Accounts	—	34,945,658	—	34,945,658
Total Investments at Fair Value	$73,851,344	$34,945,658	$—	$108,797,002

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements - (Continued)
December 31, 2016

	Assets as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds	$92,599,623	$—	$—	$92,599,623
Company Stock	6,367,957	—	—	6,367,957
Total Investments at Fair Value	98,967,580	—	—	98,967,580

NOTE 5 — INSURANCE COMPANY ISSUED EVERGREEN GROUP ANNUITY

The Guaranteed Interest Account ("GIA") is an insurance company issued evergreen group annuity valued at contract value, as reported by Prudential. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. The GIA is fully benefit-responsive. The minimum crediting interest rate under the contract is 3.00%. Interest is credited on balances using an Old Money/New Money or "bucketed" approach. Under this methodology different interest crediting rates are applied to contributions based on the calendar quarter in which contributions were made, and this rate is guaranteed through December 31 of the following calendar year. Upon expiration of the New Money rate guarantees the rates are reset annually. All rates are set at Prudential's discretion. A Company initiated termination of the contract is an event that could limit the ability of the plan to transact at contract value paid within 90 days. In this instance, contract value could be paid over time, or at the Plan Administrator's discretion, paid over at most a one year period after the application of market value adjustments. The Plan Administrator does not believe that the occurrence of such event is probable.

NOTE 6 - RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are managed by Prudential and qualify as party-in-interest. Any purchases and sales of these funds are performed in the open market at fair value. Notes receivable from participants also represent the Plan's receivables. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Finisar Stock Fund ("the Fund"), which is primarily invested in shares of Company common stock. Investments in the Fund are at the direction of the Plan participants. Participants are not permitted to allocate more than 10% of their total contributions, including Company matching contributions, to the Fund and the maximum amount of the participant's account balance that can be allocated to the Fund is limited to 10% of the participant's account. The shares of Company common stock are traded in the open market.

During the year ended December 31, 2016, the Plan purchased 17,303 shares of the Company's common stock and sold or distributed 138,771 shares of the Company's common stock.

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements - (Continued)
December 31, 2016

NOTE 7 - PLAN TERMINATION AND/OR MODIFICATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event that the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 8 - TAX STATUS

The Internal Revenue Service has determined in a letter dated April 29, 2014 that the prototype plan document was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). Although the Plan document has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan and related trust are designed, and is currently being operated, in compliance with applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the various taxing authorities and government agencies. The Plan Administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan was not audited since inception and there are currently no audits for any tax periods in progress.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The differences between the information reported in the financial statements and the information reported on the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting and Form 5500 on the cash basis.

The following is a reconciliation of net assets available for benefits per financial statements to Form 5500 at December 31:

	2016	2015
Net assets available for benefits per financial statements	$139,344,358	$119,161,746
Less: Employer contribution receivable	(2,687,532)	—
Net assets available for benefits per Form 5500	$136,656,826	$119,161,746

The following is a reconciliation of employer contributions per the financial statements for the year ended December 31, 2016 to the Form 5500:

Contributions per financial statements	$2,694,131
Less: Contributions receivable as of December 31, 2016	(2,687,532)
Add: Contributions receivable as of December 31, 2015	—
Contributions per Form 5500	$6,599

Finisar Corporation
401(k) Profit Sharing Plan

EIN 94-3038428, Plan # 001
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2016

		(c)
	(b)	Description of Investment, Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Value	value
	American Funds American Balanced Fund	Mutual Fund	$5,058,806
	American Funds Capital World Growth & Income Fund	Mutual Fund	2,712,207
	American Funds EuroPacific Growth Fund	Mutual Fund	902,046
	American Funds New World Fund	Mutual Fund	1,235,995
	Blackrock Health Sciences Portfolio	Mutual Fund	7,258,856
	Fidelity Advisor Materials Fund	Mutual Fund	2,640,373
	Franklin Utilities Fund	Mutual Fund	2,497,745
*	Goldman Sachs Mid Cap Value Institutional Fund	Pooled Separate Account	9,070,366
	Invesco Real Estate Fund	Mutual Fund	1,391,920
	JP Morgan Small Cap Equity Fund	Mutual Fund	4,161,072
*	Large Cap Growth Fund (managed by T. Rowe Price)	Pooled Separate Account	15,206,411
*	Large Cap Value Fund (sub-advised by Wellington Management)	Pooled Separate Account	10,668,881
	Lord Abbett Income Fund	Mutual Fund	1,650,688
	Nuveen Inflation Protected Securities Fund	Mutual Fund	289,924
	Oppenheimer International Growth Fund	Mutual Fund	12,278,350
	PIMCO Commodity Real Return Strategy A Fund	Mutual Fund	87,868
	PNC Multi Factor Small Cap Core	Mutual Fund	2,492,716
*	Prudential Guaranteed Interest Account	Insurance Company Issued Evergreen	26,878,300
*	Prudential Jennison Mid Cap Growth Fund	Mutual Fund	9,124,601
*	Prudential Stock Index Fund	Mutual Fund	8,189,194
	T. Rowe Price Global Technology Fund	Mutual Fund	2,298,730
*	Finisar Company Stock	Common Stock	9,580,253
	Assets held for investment purposes		135,675,302
*	Participant Loans	Interest rates from 4.25% to 4.50% Maturity dates through December 2021	981,524
	Total		$136,656,826

* Indicates party-in-interest to the Plan

Column (d) for Cost has been omitted as investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

FINISAR CORPORATION 401(k) PROFIT SHARING PLAN

Date: June 23, 2017	By:	/s/ Kurt Adzema
Kurt Adzema
Executive Vice President, Finance and Chief Financial Officer
Finisar Corporation

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm